SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January 2005

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Shareholding


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1.   Name of company

     Prudential plc


2.   Name of director

     Bridget Macaskill


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director named above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Bridget Macaskill - shares held in Giltspur Nominees Limited


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     N/A


6.   Please state the nature of the transaction. For PEP/ISA transactions please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary

     Take up of shares under the Prudential plc Rights Issue


7.   Number of shares / amount of stock acquired

     1,109 ordinary shares


8.   Percentage of issued class

     Less than 0.0001%


9.   Number of shares/amount of stock disposed

     N/A


10.  Percentage of issued class

     N/A


11.  Class of security

     Prudential ordinary shares of 5p each


12.  Price per share

     308p


13.  Date of transaction

     11 November 2004


14.  Date company informed

     7 January 2005


15.  Total holding following this notification

     9,707 ordinary shares



16.  Total percentage holding of issued class following this notification

     Less than 0.0005%


If a director has been granted options by the company please complete the following boxes.


17.  Date of grant

     N/A


18.  Period during which or date on which exercisable

     N/A


19.  Total amount paid (if any) for grant of the option

     N/A


20.  Description of shares or debentures involved: class, number

     N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     N/A


22. Total number of shares or debentures over which options held following this notification

     N/A


23.  Any additional information

     Bridget Macaskill additionally notified the Company on 7 January 2005 that she ceased to be interested in 646 ordinary shares held for the benefit of a minor who had now reached the age of 18.


24.  Name of contact and telephone number for queries

     Anne Newman, 020 7548 3229


25. Name and signature of authorised company official responsible for making this notification

     Vanessa Jones, Deputy Group Secretary, 020 7548 3805


Date of Notification

10 January 2005


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 10, 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Vanessa Jones
                                              Deputy Group Secretary